02055906

Parlee McLaws LLP
BARRISTERS & SOLICITORS

82-5766

October 31, 2002

ANTHONY S. RASOULIS
DIRECT DIAL: (403) 294-7014
EMAIL: arasoulis@parlee.com
OUR FILE #: 52932-44/NMP

SEC MAIL PROCESSING RECEIVED NOV 05 2002 WASH. D.C. 161 SECTION

Securities Commissions in all Provinces of Canada

Dear Sirs:

Re: APF Energy Trust

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Corporation.

1.	Meeting Type:	Special Meeting
2.	CUSIP Number:	00185T202
3.	Meeting Date:	December 18, 2002
4.	Record Date for Notice:	November 18, 2002
5.	Record Date for Voting:	November 18, 2002
6.	Beneficial Ownership Determination Date:	November 18, 2002
7.	Meeting Location:	Calgary, Alberta
8.	Class of Securities Entitled to Receive Notice:	Trust Units
9.	Class of Securities Entitled to Vote:	Trust Units
10.	Business:	Non-Routine

SUPPL

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Yours truly,

PARLEE McLAWS LLP

(Signed)
"ANTHONY S. RASOULIS"
Student-At-Law

dlw 11/15

cc: Laura Leong @ Computershare by fax

{K:\cdox\0052932\000044\CT055011.DOC;2}

PLEASE REPLY TO CALGARY OFFICE

The Toronto Stock Exchange

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST ANNOUNCES AGREEMENT TO INTERNALIZE MANAGEMENT

October 30, 2002

APF Energy Trust (the "Trust") announces it has reached an agreement with APF Energy Management Inc. (the "Manager") to purchase all of the common shares of the Manager for $9.25 million, inclusive of the payment of retention bonuses, resulting in the internalization of the management of the Trust and the elimination of external management and structuring fees. The internalization transaction will not result in any changes to the current management of the Trust, however, APF Energy Inc. ("APF"), the operating company, proposes to expand its Board of Directors through the addition of one independent Director, bringing the total number of Directors to six.

A Special Committee of independent Directors of APF, Chaired by Mr. Donald Engle, and including Mr. Daniel Mercier and Mr. William Dickson, was formed to consider internalization alternatives, to evaluate the impact of such a transaction on the unitholders, and to negotiate the terms of a potential transaction with the Manager. The Special Committee also engaged independent legal and financial advisors to assist them.

After considering the performance of the Trust and the Manager, the fact that the current management agreement does not expire until December 2004 and after a review of various recent internalization transactions in the energy trust sector, the Special Committee concluded that a transaction whereby the Trust would offer to acquire the common shares of the Manager would be in the best interests of the unitholders. The proposed acquisition cost of $9.25 million will be accretive to 2003 distributions per unit and the Trust's net asset value per unit. Additional benefits include a reduced cost structure, increased ownership of Trust units by management, and improved governance. The internalization transaction was proposed after consideration of the historical fees and royalties of $3.4 million and $1.5 million paid to the Manager in 2001 and 2000 respectively. Total management fees, structuring fees and royalties

paid to the Manager since 1997 have amounted to $9.2 million. CIBC World Markets Inc. acted as financial advisor to the Special Committee and has provided a fairness opinion that the consideration being paid by the Trust to the shareholders of the Manager is fair, from a financial point of view, to the Trust.

Details of the transaction will be provided in an information circular to be mailed to the Trust unitholders in the near future. The Trust unitholders will be asked to approve the transaction at a Special Meeting to be held in December. Subject to unitholder and regulatory approval, the transaction is expected to close in early January 2003. The total cost of the transaction is subject to working capital adjustments at closing. In a separate transaction, the Trust has also agreed to acquire certain minor assets from the Manager for $850,000 in cash. As a result of the internalization transaction:

- The Trust, directly or indirectly, will acquire all of the outstanding common shares of the Manager for total consideration of $9.25 million, payable 25% in cash and 75% in Trust units. The Trust units to be issued have been valued at the 10-day volume weighted average closing price of $10.482 per unit as at October 25, 2002, which will result in the issuance of 661,850 Trust units.
- The consideration payable through the issue of Trust units will be partially subject to escrow restrictions. In the case of Mr. Hislop, Chief Executive Officer, 100% of the 150,526 Trust units to be issued will be subject to escrow for three years, released as to one third on each anniversary of the closing date of the transaction. In the case of Mr. Steven Cloutier, President and Chief Operating Officer, 80% of the 125,590 Trust units to be issued will be subject to escrow for four years, released as to one quarter on each anniversary of the closing date of the transaction. The remaining Trust units to be issued to non-management shareholders of the Manager will not be subject to escrow restrictions. As part of the transaction, the Manager has agreed to pay $1.345 million of retention bonuses to officers and employees of the Manager, other than Mr. Hislop and Mr. Cloutier. $782,483 will be paid in cash while the balance, payable to the three other officers will be satisfied by the issuance of 53,665 Trust units at $10.482 per Trust unit. These Trust units will be subject to the same escrow restrictions as those Trust units being delivered to Mr. Cloutier.
- All existing management contracts with the Manager will be terminated and the Trust and APF will internalize its management, thereby eliminating the existing management and structuring fees. The Trust will also retain the 1% residual royalty previously paid to the Manager.
- APF's existing management team will remain in place with no change in responsibilities or title. The Special Committee views the existing management as having managed the Trust in an efficient manner resulting in consistent growth, steady distributions and above average total return performance. The five senior officers of the Manager will enter into new employment contracts with APF coincident with closing the internalization transaction.
- As soon as practicable, the Board of Directors of APF will be expanded to include one additional Director, for a total of six Directors, four of which are independent of management.

The Trust believes the internalization transaction will enhance value for the unitholders by providing the following benefits:

- The transaction will be accretive to the Trust's net asset value per unit and projected 2003 distributions per unit.
- The transaction will increase ownership of Trust units by management and strengthen the alignment between management and the unitholders. After the transaction, the Directors and Officers of APF will own over 583,700 units, or approximately 2.6% of the total issued and outstanding Trust units.
- The transaction will reduce the overall cost structure of the Trust, thus enhancing future cash flow and distributions.
- The transaction will eliminate all fees payable to the Manager.
- The transaction will ensure the retention and continued engagement of the Trust's management for the benefit of the unitholders.
- The transaction will simplify the corporate structure and improve the governance of APF by adding a sixth Director, independent of the management.

The Trust will be hosting a conference call for interested analysts, brokers, investors and the media at 2:15 p.m. Calgary time on Thursday, October 31, 2002. Participants may access the conference call by dialing 232-6311 in the Calgary area and long distance 1-888-458-1598 and requesting the APF conference call, quoting reservation number 53422#. A playback will be available for 48 hours following the conference call by dialing 1-877-653-0545, quoting reference number 164495#. The Trust will also post information related to this announcement on its website.

APF Energy Trust is a Calgary based, open-end income trust engaged in the development and acquisition of oil and gas reserves in western Canada. The trust units are listed on the Toronto Stock Exchange under the trading symbol "AY.un". There are currently 22.3 million (basic) trust units outstanding.

For further information please contact:

APF Energy Management Inc.
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 or Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Special Committee of the Board of Directors
Donald Engle, Chairman
Telephone (403) 265-6556 Ext 21

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties

which could cause actual results to differ from those anticipated by APF. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF Energy Trust Announces $0.15 Monthly Distribution, Inclusion in the newly created S&P/TSX Trust Indexes

TSX: AY.UN

CALGARY, Oct. 22 /CNW/ - APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on November 15, 2002, to unitholders of record on October 31, 2002. The ex-distribution date is October 29, 2002.

With this payment, APF will have paid twelve month trailing distributions of $1.85 per trust unit, providing unitholders with a cash yield of approximately 18% based on recent unit price of $10.45. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $11.50 per trust unit, rewarding unitholders with a compound annual rate of return of approximately 21%.

In addition, APF Energy Trust is pleased to announce its inclusion in the newly created S&P/TSX Trust Indexes which were launched on October 15, 2002. APF is one of 13 constituents in the S&P/TSX Canadian Energy Trust Index, and one of 40 issuers in the S&P/TSX Canadian Income Trust Index.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information please contact:

Steve Cloutier, President & Chief Operating Officer
or
Alan MacDonald, Vice President, Finance

Telephone (403) 294-1000
Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

APF Energy Trust

États financiers consolidés
31 décembre 2001 et 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825

Le 18 mars 2002

Rapport des vérificateurs

Aux porteurs de parts de
APF Energy Trust

Nous avons vérifié les bilans consolidés de **APF Energy Trust** aux 31 décembre 2001 et 2000 et les états consolidés des résultats et des bénéfices non répartis, des flux de trésorerie et des distributions en espèces et distributions en espèces cumulées pour les exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie aux 31 décembre 2001 et 2000 ainsi que des résultats de ses activités et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

Comptables agréés

APF Energy Trust
Bilans consolidés
Aux 31 décembre 2001 et 2000

	2001 $	2000 $
Actif		
Actif à court terme		
Encaisse	2 042 909	66 231
Comptes débiteurs	9 979 202	7 443 285
Autres éléments d'actif à court terme	2 376 422	1 341 398
	14 398 533	8 850 914
Fonds de restauration des lieux	29 389	-
Immobilisations (note 5)	183 748 484	58 537 348
	198 176 406	67 388 262
Passif		
Passif à court terme		
Comptes créditeurs et charges à payer	10 024 004	4 388 318
Montants à payer à APF Management Inc. (note 12)	1 087 685	685 988
Distribution en espèces	2 337 582	1 570 659
	13 449 271	6 644 965
Impôts sur les bénéfices futurs (note 11)	29 430 306	4 652 982
Dette à long terme (note 8)	59 250 000	25 735 555
Obligation au titre de la restauration des lieux (note 6)	3 637 539	2 143 041
	105 767 116	39 176 543
Capitaux propres		
Compte du placement des porteurs de parts (note 9)	141 068 870	57 704 112
Bénéfices non répartis	24 224 117	6 080 453
Montant cumulatif des distributions en espèces	(72 883 697)	(35 572 846)
	92 409 290	28 211 719
	198 176 406	67 388 262

Approuvé par le Conseil,

______________________________, administrateur ______________________________, administrateur

APF Energy Trust
Résultats et bénéfices non répartis consolidés
Exercices terminés les 31 décembre 2001 et 2000

	2001 $	2000 $
Produits		
Ventes de pétrole et gaz	68 038 666	44 046 732
Redevances versées, déduction faite du CIAR	(13 363 789)	(8 529 767)
Autres produits	1 885 657	927 722
	56 560 534	36 444 687
Charges		
Exploitation	13 086 271	8 021 144
Frais généraux et administratifs (note 12)	3 360 236	1 844 203
Frais de gestion (note 12)	1 503 291	993 245
Intérêts sur la dette à long terme	3 047 933	1 882 285
Épuisement et amortissement	19 778 736	7 174 725
Restauration des lieux	1 292 645	904 458
Impôts sur le capital et autres impôts	1 172 302	164 230
	43 241 414	20 984 290
Élément inhabituel	-	(210 212)
Bénéfice avant impôts sur les bénéfices et participation minoritaire	13 319 120	15 670 609
Charge (recouvrement) d'impôts sur les bénéfices futurs (note 11)	(5 173 528)	1 406 000
Bénéfice avant participation minoritaire	18 492 648	14 264 609
Participation minoritaire (note 12)	348 984	189 892
Bénéfice net	18 143 664	14 074 717
Bénéfices non répartis (déficit) au début de l'exercice	6 080 453	(5 797 283)
Ajustement relatif au changement de convention comptable (note 3)	-	(2 196 981)
Bénéfices non répartis à la fin de l'exercice	24 224 117	6 080 453
Bénéfice net par part	1,44	2,04
Bénéfice net dilué par part (redressé)	1,44	2,04

APF Energy Trust

Flux de trésorerie consolidés

Exercices terminés les 31 décembre 2001 et 2000

	2001 $	2000 $
Flux de trésorerie liés aux		
Activités d'exploitation		
Bénéfice net de l'exercice	18 143 664	14 074 717
Éléments hors trésorerie		
Épuisement et amortissement	19 778 736	7 174 725
Participation minoritaire	348 984	189 892
Impôts sur les bénéfices futurs	(5 173 528)	1 406 000
Restauration des lieux	1 292 645	904 458
Frais de restauration des lieux (note 6)	(395 611)	(43 544)
	33 994 890	23 706 248
Variation nette des éléments hors caisse du fonds de roulement		
Comptes débiteurs	339 583	(3 367 989)
Autres éléments d'actif à court terme	(992 615)	(733 588)
Comptes créditeurs et charges à payer	(2 412 295)	1 826 914
Montants à payer à APF Management	401 697	396 271
Distribution en espèces	766 923	834 419
Partie à court terme de l'acquisition manquée	-	(2 742 270)
	(1 896 707)	(3 786 243)
Distributions en espèces	(37 310 851)	(13 898 859)
	(5 212 668)	6 021 146
Activités d'investissement		
Acquisition d'Alliance Energy Inc.	(38 866 268)	-
Achat de propriétés pétrolifères et gazéifères	(63 794 535)	(18 941 517)
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	3 957 190	(176 214)
	(98 703 613)	(19 117 731)
Produit de la vente de propriétés	6 903 199	12 392 878
Placement à long terme dans des éléments d'actif, montant net	-	950 000
Réserve du fonds pour la restauration des lieux	(29 389)	-
	(91 829 803)	(5 774 853)
Activités de financement		
Passif découlant de l'acquisition manquée	-	(650 803)
Émission de parts contre espèces	78 394 000	8 925 542
Émission de parts contre espèces en vertu d'options d'achat d'actions	990 492	216 398
Frais d'émission des parts	(5 080 804)	(1 142 523)
Produit de l'émission de titres d'emprunt à long terme, montant net	25 064 445	-
Remboursement de la dette à long terme, montant net	-	(7 435 334)
Distribution relative à la participation minoritaire de 1 %	(348 984)	(189 892)
	99 019 149	(276 612)
Variation de l'encaisse durant l'exercice	1 976 678	(30 319)
Encaisse au début de l'exercice	66 231	96 550
Encaisse à la fin de l'exercice	2 042 909	66 231

Renseignements supplémentaires (note 14)

APF Energy Trust

Distributions en espèces et distributions en espèces cumulées consolidées

Exercices terminés les 31 décembre 2001 et 2000

	2001 $	2000 $
Ventes de pétrole et de gaz	68 038 666	44 046 732
Autres produits	1 885 657	927 722
Montant brut des redevances dérogatoires et des redevances du locateur	(6 128 274)	(4 124 993)
	63 796 049	40 849 461
Moins les éléments ci-dessous :		
Charges d'exploitation	13 086 271	8 021 144
Frais généraux et administratifs	2 893 732	1 502 184
Frais de gestion	1 503 291	993 245
Frais du service de la dette (capital et intérêts)	3 047 933	10 798 865
Apport au fonds d'abandon des lieux	425 000	43 544
Impôts sur le capital et autres impôts	1 172 302	164 230
Dépenses en immobilisations	16 224 837	5 628 238
Prélèvements sur les facilités de crédit	(16 224 837)	(5 628 238)
	22 128 529	21 523 212
Bénéfice assujetti à la redevance	41 667 520	19 326 249
99 % du bénéfice assujetti à la redevance	41 250 845	19 132 986
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	(7 163 159)	(4 360 727)
Frais généraux et administratifs de la Fiducie	(466 504)	(338 598)
	33 621 182	14 433 661
Remboursement de capital (réserve pour prélèvements sur le fonds de roulement)	3 689 669	(534 998)
Espèces distribuées et disponibles pour distribution	37 310 851	13 898 663
Espèces distribuées à ce jour	34 973 269	12 328 004
Distributions en espèces à payer	2 337 582	1 570 659
Distribution en espèces déclarée par part, montant réel	2,98	2,00
Distributions en espèces cumulées au début de l'exercice	35 572 846	21 673 983
Distributions déclarées et payées	34 973 269	12 328 204
Distributions déclarées et à payer	2 337 582	1 570 659
Distributions en espèces cumulées à la fin de l'exercice	72 883 697	35 572 846

La responsabilité de l'objectivité et de l'intégralité des données dans les présents états financiers consolidés, y compris les estimations et les opinions liées à des points qui ne sont pas réglés à la fin d'exercice, incombent à la direction d'APF Energy Trust (la « Fiducie »). De l'avis de la direction, les états financiers ont été préparés convenablement et en respectant des seuils d'importance relative raisonnables ainsi que les conventions comptables de la Fiducie.

1 Mode de présentation

APF Energy Trust (la « Fiducie »)

La Fiducie était un fonds de placement à capital fixe établi sous le régime des lois de l'Alberta. Les bénéficiaires de la Fiducie (les « porteurs de parts ») sont les porteurs de parts de la Redevance émises par la Fiducie (les « parts »). La Fiducie avait essentiellement pour but d'investir principalement dans les redevances accordées par APF Energy Inc. Le 28 juillet 1999, la Fiducie est devenue un fonds de placement à capital variable pouvant investir dans divers titres de participation ou de créance.

APF Energy Inc. (« Energy »)

Energy est une société constituée et structurée dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des propriétés pétrolifères et gazéifères, y compris certaines propriétés initiales, et de verser une redevance sur ces propriétés à la Fiducie.

En 2001, le gérant de la Fiducie, APF Energy Management Inc. (le « gérant »), a déterminé que ce sont les états financiers consolidés et non les états financiers cumulés qui constitueraient le meilleur mode de présentation des comptes de la Fiducie et d'Energy. Bien qu'il n'existe pas de lien juridique de propriété entre les deux entités, Energy, par l'intermédiaire de la redevance, transfère la presque totalité des avantages économiques des activités de la Fiducie. Les porteurs de parts ont également le droit de nommer une majorité des administrateurs d'Energy. Ce changement n'a pas eu d'incidence marquée sur les états financiers. La participation minoritaire de 1 % est maintenant inscrite comme charge à l'état des résultats et n'est plus traitée comme un dividende. Les montants touchés sont de 348 984 $ en 2001 et de 189 892 $ en 2000.

2 Principales conventions comptables

Consolidation

Ces états financiers consolidés comprennent les comptes de la Fiducie et d'Energy et seront désignés comme ceux d'« AFP ». Bien qu'il n'existe pas de lien juridique de propriété entre les deux entités, Energy, par l'intermédiaire de la redevance, transfère la presque totalité des avantages économiques des activités de la Fiducie. Les porteurs de parts ont également le droit de nommer une majorité des administrateurs d'Energy.

Immobilisations – Pétrole et gaz naturel

APF applique la méthode de la capitalisation du coût entier. Tous les frais d'acquisition des propriétés pétrolifères et gazéifères et les frais de mise en valeur qui s'y rapportent sont capitalisés et cumulés dans un centre de coûts. Les frais d'entretien et de réparation sont portés aux résultats, tandis que les renouvellements et

les améliorations, qui prolongent la durée économique des immobilisations, sont capitalisés. Aucuns frais généraux ni administratifs n'ont été capitalisés.

Les gains et les pertes ne sont pas constatés à la cession de propriétés pétrolifères et gazéifères, sauf dans les cas où la cession entraînerait une modification appréciable du taux d'épuisement.

Plafonnement du coût entier

APF limite le coût total des immobilisations pouvant être reporté et imputé aux résultats d'exercices futurs (le « plafonnement du coût entier »). Le plafonnement du coût entier est un critère de recouvrement des coûts selon lequel les coûts capitalisés, déduction faite de la dotation à l'épuisement cumulée, des frais de restauration des lieux et des impôts futurs, sont limités à un montant équivalant au montant estimatif des produits nets futurs non actualisés qui seront tirés des réserves prouvées d'après les prix de fin d'exercice, majoré des coûts intacts des propriétés non productives, moins le montant estimatif des frais généraux et administratifs, des frais de restauration des lieux, des frais de gestion et des frais de financement qui seront engagés dans l'avenir ainsi que des impôts sur les bénéfices futurs se rapportant à Energy et qui ne sont pas transférés à la Fiducie. Les distributions futures versées aux porteurs de parts, qu'elles soient exigées ou non en vertu de l'acte de fiducie, ne sont pas considérées comme des frais de financement futurs à l'égard du plafonnement du coût entier. Les coûts et les prix utilisés sont ceux en vigueur à la date du bilan. L'excédent des coûts inscrits au bilan sur le plafond est imputé aux résultats.

Épuisement et amortissement

La provision pour épuisement et amortissement des biens relatifs au pétrole et au gaz, y compris le matériel corporel, est calculée au moyen de la méthode de l'amortissement proportionnel au rendement, d'après la part estimative de la participation directe dans les réserves prouvées, avant les redevances. Les réserves sont converties en unités équivalentes selon le contenu énergétique relatif approximatif.

Frais de restauration et d'abandon des lieux

La provision pour les frais de restauration des lieux est établie au moyen de la méthode de l'amortissement proportionnel au rendement. Les frais réels de restauration des lieux sont portés en diminution de la provision cumulée.

Matériel divers

Le matériel divers est comptabilisé au coût et est amorti sur la durée de vie utile estimative des biens, à des taux annuels variant entre 10 % et 30 %.

Coentreprises

Les activités de production et d'exploitation de pétrole et de gaz naturel sont presque entièrement menées en collaboration avec d'autres. Par conséquent, les comptes représentent la part d'APF de ces activités.

Calculs par part

La Fiducie applique la méthode des actions rachetées pour déterminer l'effet dilutif des options d'achat d'actions et autres instruments ayant un effet de dilution. Selon la méthode des actions rachetées, seuls les instruments à effet de dilution en jeu ont une incidence sur le calcul des montants dilués.

Les calculs du bénéfice par part sont fondés sur le nombre moyen pondéré de parts en cours durant l'exercice (12 578 032 parts en 2001; 6 888 012 parts en 2000). Les calculs du résultat dilué par part sont fondés sur un nombre additionnel de 29 928 parts, pour un nombre total de 12 607 960 parts (aucune et 6 888 012 parts respectivement en 2000).

Le montant des distributions en espèces déclaré par part est fondé sur le montant réel distribué relativement aux parts en cours à la date de déclaration.

Couverture

La Fiducie utilise à l'occasion des instruments financiers et des contrats de livraison matérielle de marchandises pour réduire son exposition aux fluctuations du prix des marchandises, des taux de change et des taux d'intérêt. Les gains et pertes liés à ces opérations sont reportés et constatés au poste des états financiers auquel l'opération de couverture est liée au moment ou la marchandise sous-jacente est vendue ou lorsque les positions sont réglées (note 13).

Distributions en espèces

Les distributions en espèces sont calculées selon la comptabilité d'exercice et versées aux porteurs de parts en fonction du montant des fonds qui peuvent être distribués.

Régime de rémunération fondée sur les parts

La Fiducie offre un régime d'options d'achat de parts à prix fixe décrit dans la note 10. Aucune charge de rémunération n'est comptabilisée pour ce régime lorsque des parts ou des options d'achat de parts sont émises aux employés. Toute contrepartie versée par les employés à la levée des options d'achat de parts ou à l'achat de parts est portée au compte d'investissement des porteurs de parts. Si des parts ou des options d'achat de parts sont rachetées auprès d'employés, l'excédent de la contrepartie versée sur la valeur comptable des parts ou des options d'achat de parts annulées est imputé aux bénéfices non répartis.

Impôts sur les bénéfices

La Fiducie est une fiducie non testamentaire à l'égard de l'impôt sur les bénéfices. À ce titre, elle doit payer l'impôt sur le bénéfice imposable qui n'est pas attribué aux porteurs de parts. Elle a l'intention d'attribuer la totalité du bénéfice imposable aux porteurs. Si la Fiducie devait être tenue de payer des impôts sur les bénéfices, le montant des fonds pouvant être distribués sera réduit en conséquence. La charge d'impôts sur les bénéfices est inscrite dans les comptes d'Energy d'après les taux réglementaires applicables. La charge d'impôts sur les bénéfices est constatée dans les comptes d'Energy selon la méthode axée sur le bilan aux termes de laquelle l'incidence fiscale de l'écart entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif est inscrite.

Estimations de la direction

Les états financiers consolidés comprennent certaines estimations faites par la direction qui pourraient nécessiter des ajustements comptables en fonction d'événements futurs. Les estimations les plus importantes concernent l'épuisement et l'amortissement ainsi que les calculs du plafonnement du coût entier à l'égard des immobilisations, y compris les passifs futurs au titre de l'abandon, qui sont fondés sur des estimations techniques des réserves et des coûts futurs estimatifs.

3 Changement de convention comptable

Le 1er janvier 2001, les comptes de la Fiducie et ceux d'Energy ont été consolidés plutôt que d'être traités sur une base cumulée. Il n'existe pas de lien juridique de propriété entre les deux entités, mais le contrat relatif à la redevance a pour effet de transférer, dans les faits, la presque totalité des avantages économiques des activités de la Fiducie. Ce changement n'a pas eu d'incidence marquée sur les états financiers.

Le 1er janvier 2001, la méthode des actions rachetées a été adoptée pour calculer le bénéfice dilué par part. Selon cette méthode, la totalité des options est présumée avoir été émise, et le produit de la levée de ces options est présumé avoir été affecté à l'achat de parts au cours du marché moyen de l'exercice. Les parts additionnelles sont incluses dans le dénominateur du calcul du bénéfice dilué par part. L'adoption de cette nouvelle méthode de calcul n'a eu aucune incidence sur le bénéfice net par part.

Le 1er janvier 2000, Energy et la Fiducie ont adopté la méthode axée sur le bilan pour comptabiliser les impôts sur les bénéfices, tel qu'il est recommandé par l'Institut Canadien des Comptables Agréés (ICCA). Aux termes de cette méthode, Energy a inscrit des impôts sur les bénéfices futurs à l'égard de l'incidence de tout écart entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif inscrit. Energy a adopté rétroactivement en date du 1er janvier 2000, sans retraitement, les recommandations de l'ICCA en inscrivant des immobilisations additionnelles de 1 M$, une diminution des bénéfices non répartis de 2,2 M$ et une majoration du passif d'impôts futurs de 3,2 M$. L'augmentation aux immobilisations et les impôts sur les bénéfices futurs est imputée aux résultats des périodes à venir.

4 Distribution de la redevance

La redevance est accordée à la Fiducie conformément au contrat relatif à la redevance. La redevance se compose du droit à 99 % du revenu de la redevance. La redevance n'est pas une participation dans des propriétés, et la Fiducie ne peut recevoir en nature sa part de la production.

« Revenu de la redevance » s'entend des produits nets de production, moins la somme des frais de service de la dette (capital et intérêts), des frais de gestion (dans la mesure où les autres produits ne suffisent pas pour payer les frais de gestion), des frais généraux et administratifs, des impôts (y compris les impôts sur les bénéfices) et des autres frais exigibles d'Energy, et moins les avances versées en vertu des facilités de crédit d'Energy pour financer le paiement de ces frais, qui incluaient la variation de la réserve pour fonds de roulement et pour lesquels, depuis le 1er juillet 1998, la Fiducie doit constituer une réserve pour fonds de roulement.

« Produits nets de production » s'entend :

a) de la somme reçue par Energy relativement à la vente de sa participation dans toutes les substances pétrolières provenant des propriétés, ainsi que le bénéfice net ou la perte nette résultant des swaps de prix de marchandises (mais excluant le CIAR, le produit de la cession de propriétés et les autres produits);

moins :

b) les charges d'exploitation et tous les autres frais payés ou à payer par Energy ou pour son compte relativement à l'exploitation des propriétés, comprenant, sans s'y limiter, les frais engagés pour recueillir, traiter, comprimer, transformer, transporter et commercialiser toutes les substances pétrolières provenant des propriétés et toutes les autres sommes versées à des tiers calculées en fonction de la production provenant des propriétés, dont les redevances dérogatoires brutes et les redevances des locateurs, mais excluant les redevances à la Couronne et autres frais applicables;

c) les dépenses en immobilisations engagées afin d'améliorer ou de maintenir la production des propriétés (mais non pour acquérir des propriétés additionnelles ou des propriétés de remplacement), en excédent des sommes empruntées ou désignées comme obligations différées d'acquisition à l'égard des propriétés, jusqu'à concurrence de 10 % du montant net des flux de trésorerie annuels provenant des propriétés;

d) le montant net des apports au fonds de remise en état d'Energy et la réserve de liquidités;

e) les frais remboursés par ailleurs par l'assurance contre les pertes d'exploitation, l'assurance de biens et l'assurance responsabilité civile, moins les autres produits;

f) les frais occasionnés par la réalisation des autres produits; et

g) les montants devant être payés au fiduciaire aux termes de l'acte de fiducie, comprenant, sans s'y limiter, les montants à payer en vertu de clauses d'indemnisation.

Energy doit verser à la Fiducie à la date de distribution en espèces 99 % du revenu de la redevance reçu par Energy au titre des propriétés pour la période se terminant le dernier jour du mois qui précède cette date.

La Fiducie verse à Energy 99 % des redevances à la Couronne et des autres droits à la Couronne relativement à la production ou à la propriété des terrains. Energy peut se prévaloir en tout temps de son droit de compensation lui permettant de déduire la somme à rembourser de la redevance qu'elle est tenue de payer.

Energy emploie les autres produits afin de payer les frais de gestion, d'acheter des placements permis, d'acquitter les coûts des propriétés additionnelles, des propriétés de remplacement et des immobilisations, de combler les pertes nettes, le cas échéant, résultant des swaps de devises et pour les besoins généraux de l'entreprise, ou encore pour rembourser les emprunts contractés à ces fins.

Depuis qu'elle est devenue un fonds de placement à capital variable, la Fiducie inclut dans le calcul des distributions de la redevance 100 % des produits avant l'amortissement et l'épuisement découlant des placements en actions et en billets et des autres placements.

5 Immobilisations, au coût

	2001 **$**
Immobilisations	233 209 822
Épuisement et amortissement cumulé	(49 461 338)
	183 748 484

	2000 **$**
Immobilisations	88 219 950
Épuisement et amortissement cumulé	(29 682 602)
	58 537 348

Les charges associées aux propriétés non prouvées exclues des coûts soumis à l'épuisement s'élevaient à 4 928 000 $ au 31 décembre 2001 (néant en 2000).

6 Restauration des lieux

Les frais d'abandon des lieux qui seront engagés dans le futur relativement à toutes les propriétés incombent à Energy. Au 31 décembre 2001, le montant estimatif des frais des restauration futurs non actualisés s'établissait à 17 698 000 $. De ce montant, 3 637 539 $ ont été provisionnés. Un montant de 1 292 645 $ (904 458 $ en 2000) a été imputé à la provision pour l'exercice en cours. Les versements réels pour l'abandon se sont élevés à 395 611 $ (43 544 $ en 2000).

7 Acquisitions

Le 11 avril 2001, Energy a fait l'acquisition de la totalité des actions en circulation d'Alliance Energy Inc. (« Alliance »). Le prix d'achat a été réglé par le versement de 35,3 M$ au comptant, l'émission par la Fiducie de 0,9 million de parts de la Fiducie à un prix présumé de 10,50 $ par part, et la prise en charge d'une dette de 8,45 M$.

Avant la conclusion de l'entente portant sur l'acquisition d'Alliance par Energy, Alliance avait convenu d'acheter certaines propriétés productives d'une tierce partie sans lien de dépendance. La contrepartie totale après ajustement s'est élevée à 42,5 M$.

L'acquisition d'Alliance, compte non tenu des propriétés mentionnées ci-dessus qui sont comprises dans l'acquisition de propriétés pétrolifères et gazéifères, a été comptabilisée selon la méthode de l'acquisition. L'actif net acquis et la contrepartie versée se présentent comme suit :

	2001 $
Actif net acquis comme valeurs attribuées	
Découvert bancaire	(1 453 135)
Fonds de roulement déficitaire	(1 172 881)
Immobilisations	88 098 535
Dette à long terme	(8 450 000)
Impôts sur les bénéfices futurs	(29 950 852)
Provision pour frais de restauration des lieux	(597 464)
Montant net	46 474 203
Contrepartie	
Parts de la Fiducie émises	9 061 070
Financement bancaire	35 328 536
Frais d'acquisition à payer à un apparenté	701 143
Frais d'acquisition	1 383 454
Total	46 474 203

8 Dette à long terme

	2001 $	2000 $
Emprunts bancaires	59 250 000	25 735 555

Le Comité sur les problèmes nouveaux de l'ICCA a émis un Abrégé des délibérations dans lequel il est indiqué que tous les emprunts garantis par des billets à demande, qui ne peuvent être convertis en emprunts à terme, devront être classés dans le passif à court terme. Le traitement comptable devra être appliqué aux états financiers des périodes commençant le 1er janvier 2002. Aux termes de l'Abrégé des délibérations, le montant total en cours relativement à la facilité de crédit à vue renouvelable d'APF Energy devrait être classé dans le passif à court terme du bilan de la Fiducie.

Le 19 juillet 2001, Energy a signé une convention de crédit avec un consortium d'institutions financières canadiennes résidentes. La facilité de crédit totalise 77,0 M$ et comprend une facilité de crédit à vue renouvelable. La disponibilité de la facilité est limitée au montant établi par les prêteurs de temps à autre, et qui est actuellement de 64,5 M$. Il est possible de faire des prélèvements sur la facilité de crédit ou de la rembourser en tout temps, et aucune modalité de remboursement n'a été fixée.

Les emprunts bancaires portent intérêt à un taux variable indexé au ratio dette/flux de trésorerie d'Energy et dont le minimum est égal au taux préférentiel majoré de 0,125 %, et le maximum, au taux préférentiel majoré

de 1,50 % (taux préférentiel majoré de 0,125 % à 1,5 % en 2000) ou le cas échéant, au taux des acceptations bancaires, majoré d'une commission d'acceptation située entre 1,125 % et 2,5 % (entre 1,125 % et 1,75 % en 2000).

Les emprunts sont garantis par une débenture à demande de 125,0 M$, comprenant une charge fixe sur tous les biens relatifs au pétrole et au gaz d'Energy et la cession des comptes débiteurs et des contrats de gaz importants.

9 Compte de placements des porteurs de parts de la redevance

	2001		2000	
	Nombre de parts	Montant $	Nombre de parts	Montant $
Solde au début de l'exercice	7 139 357	57 704 112	5 889 922	49 704 695
Parts émises pour l'achat d'Alliance	901 599	9 061 070	-	-
Parts émises contre espèces	7 430 500	78 394 000	1 222 676	8 925 542
Frais d'émission des parts	-	(5 080 804)	-	(1 142 523)
Parts émises dans le cadre du régime incitatif	112 424	990 492	26 759	216 398
	15 583 880	141 068 870	7 139 357	57 704 112

Les porteurs de parts ont droit de vote à toute assemblée des porteurs de porteurs.

En 1999, la Fiducie a établi un régime de droits des porteurs de parts et elle a autorisé l'émission de un droit pour chaque part en circulation. Chaque droit permet aux porteurs de parts, dans des circonstances déterminées, d'acquérir, en contrepartie d'un prix d'exercice de 50,00 $, un nombre de parts dont le prix du marché équivaut au total à deux fois le prix d'exercice des droits.

10 Régime incitatif de droits

Conformément au régime incitatif daté du 17 décembre 1996 et révisé le 1er février 1998 (le « régime »), les administrateurs, la direction, les employés et les conseillers d'Energy et du gérant peuvent se voir octroyer des options pour acheter des parts de la Fiducie. Le prix de levée de chaque option est celui du marché au moment où l'option est octroyée. Les options octroyées avant le 1er février 1998 sont acquises immédiatement, tandis que les options octroyées à partir du 1er février 1998 sont acquises en trois tranches, soit au premier, au deuxième et au troisième anniversaire de l'octroi. L'option est octroyée pour une durée maximale de cinq ans. En 2001, 246 723 options ont été octroyées au prix de 9,70 $ par part, et 30 000 options ont été octroyées au prix de 11,89 $ par part.
En 2001, le régime d'options d'achat de parts a été annulé et remplacé par un nouveau régime de droits à des parts (le « régime de droits »).

Conformément au régime de droits, les administrateurs, la direction, les employés et les conseillers d'Energy et du gérant peuvent se voir octroyer des droits d'achat de parts de la Fiducie. Le prix initial d'exercice des droits accordés en vertu du régime ne peut être inférieur au prix des parts sur le marché à la date de l'octroi des droits, et les droits sont octroyés pour une durée maximale de 10 ans. Le prix d'exercice sera ajusté à la baisse de temps à autre, et le montant de cet ajustement sera équivalent à l'excédent, le cas échéant, des distributions aux porteurs de parts au cours de tout trimestre civil sur un pourcentage donné de la valeur comptable nette des biens relatifs au pétrole et au gaz d'APF, déterminée par la Fiducie.

Aucun droit n'a été accordé dans le cadre du régime de droits au cours de l'exercice 2001.

En résumé, le régime aux 31 décembre 2001 et 2000 s'établit comme suit :

	2001		2000	
	Parts	**Prix moyen pondéré $**	**Parts**	**Prix moyen pondéré $**
En circulation au début de l'exercice	221 407	8,38	174 500	9,01
Octroyées	276 723	9,94	95 500	7,20
Levées	(112 423)	8,81	(26 759)	8,09
Perdues	(55 167)	9,61	(21 834)	8,92
En circulation à la fin de l'exercice	330 540	9,32	221 407	8,38
Options pouvant être levées à la fin de l'exercice	5 704	8,17	100 342	9,57

Le tableau suivant constitue un résumé des renseignements sur les options fixes de parts en cours au 31 décembre 2001 :

Fourchette des prix de levée $	Nombre d'options en cours au 31 décembre 2001	Durée résiduelle moyenne pondérée (années)	Prix de levée moyen pondéré $	Nombre d'options pouvant être levées au 31 décembre 2001	Prix moyen pondéré $
7,00 à 7,99	53 569	3,18	7,15	33	7,15
8,00 à 9,00	28 416	2,09	8,06	5 671	8,17
9,01 à 10,00	223 555	4,16	9,70	-	-
11,01 à 12,00	25 000	4,46	11,89	-	-
	330 540		9,32	5 704	8,17

11 Impôts sur les bénéfices

Energy disposait d'environ 33 571 799 $ de comptes non utilisés au 31 décembre 2001 (10 588 601 $ au 31 décembre 2000) qui peuvent être portés en diminution du bénéfice imposable futur, sous réserve de certaines restrictions énoncées dans la *Loi de l'impôt sur le revenu.*

Energy disposait de pertes autres qu'en capital d'environ 14 580 000 $ au 31 décembre 2001 (2 105 000 $ au 31 décembre 2000), dont 2 105 000 $ ne pourront être utilisées au delà de 2006, et le solde pourra être utilisé jusqu'en 2009.

Il incombe aux porteurs de parts d'acquitter leurs propres impôts sur le revenu. Les distributions constitueront un revenu imposable ainsi qu'une remise du capital au cours de l'année où elles sont reçues. En règle générale, les distributions ne sont pas imposables au cours des années où la Fiducie n'a réalisé aucun bénéfice imposable avant la déduction des distributions; ces dernières constituent alors une remise du capital qui vient diminuer le prix de base rajusté des parts pour ces années.

	2001 **$**	**2000** **$**
Bénéfice avant les impôts sur les bénéfices	13 319 120	15 670 397
Taux d'imposition réglementaire	43,95 %	44,74 %
Charge fiscale prévue	5 853 753	7 010 936
Incidence des éléments suivants sur les impôts sur les bénéfices		
Bénéfice net de la Fiducie	(11 234 778)	(4 598 148)
Déduction relative aux ressources	(211 474)	(1 206 451)
Droits à la Couronne non déductibles	32 245	132 847
Autres	386 726	66 816
Charge d'impôts sur les bénéfices futurs	(5 173 528)	1 406 000
Les impôts futurs inscrits au bilan découlent de ce qui suit		
Immobilisations en excédent de la valeur fiscale	35 838 224	5 595 044
Pertes fiscales reportées susceptibles d'être utilisées	(6 407 918)	(942 062)
	29 430 306	4 652 982

La Fiducie dispose de perte en capital de 5 524 073 $ qui peuvent être portées en diminution des gains en capital.

En 2001, la Fiducie n'a eu aucun bénéfice imposable (néant en 2000).

Les distributions versées sont déduites du bénéfice imposable de la Fiducie dans la mesure nécessaire pour ramener ce dernier à zéro. En général, les distributions déduites sur la déclaration de revenus de la Fiducie représentent le revenu imposable des porteurs.

Le bénéfice imposable de la Fiducie se compose des revenus provenant de la redevance, compte tenu des redevances à la Couronne et de la déduction pour ressources, moins les frais à l'égard de biens canadiens relatifs au pétrole et au gaz naturel (FBCPG), qui sont déduits au taux de 10 % selon la méthode de l'amortissement dégressif, et des frais d'émission qui sont déduits au taux de 20 % par année selon la méthode linéaire. Les pertes subies par la Fiducie doivent être conservées par la Fiducie; elles peuvent être reportées et déduites du bénéfice imposable sur sept ans. Les FBCPG inscrits au cours de 2001 et de 2000 résultaient de l'achat de participations dans la redevance.

Les FBCPG et les frais d'émission demeurant dans la Fiducie s'établissent comme suit :

	2001		2000	
	Par part	Montant $	Par part	Montant $
FBCPG	4,33 [1)]	67 554 268	4,87	34 768 480
Frais d'émission	0,34	5 223 417	0,30	2 150 142
	4,67	72 777 685	4,90	36 918 622

1) Le montant par part est calculé d'après le nombre réel de parts en circulation à la fin de l'exercice, soit 15 583 880 (7 139 357 en 2000).

12 Opérations entre apparentés

En vertu d'un contrat de gestion, le gérant gère les activités de la Fiducie et d'Energy. Les frais de gestion dus au gérant pour ses services de gestion, services conseils et services administratifs comprennent une commission équivalant à 3,5 % du bénéfice net de production et une commission de structuration de 1,5 % du prix d'achat des acquisitions et du produit net des cessions. En 2001, les honoraires payés ou à payer au gérant à l'égard du bénéfice net de production se sont élevés à 1 503 291 $ (993 245 $ en 2000), et la commission de structuration s'est élevée à 1 552 295 $ (306 713 $ en 2000). La commission de structuration est comptabilisée soit comme partie du prix d'achat ou comme réduction du produit net de la cessions de propriétés pétrolifères et gazéifères.

Pendant l'exercice, Energy a remboursé au gérant la somme de 2 247 681 $ (1 502 334 $ en 2000) au titre de frais généraux et administratifs engagés, selon la méthode du recouvrement des coûts. Ces montants sont compris dans les frais généraux et administratifs.

Le gérant, en qualité de propriétaire de la totalité des actions d'APF, a droit à 1 % du revenu de la redevance tiré des propriétés. Cette participation minoritaire de 1 % est inscrite comme charge dans les résultats consolidés. Les montants y afférents ont été de 348 984 $ en 2001 et de 189 892 $ en 2000.

13 Instruments financiers

Les instruments financiers de la Fiducie qui figurent dans le bilan comprennent l'encaisse, les comptes débiteurs, ainsi que toutes les dettes et obligations, à l'exception de l'obligation au titre de la restauration des lieux et des impôts sur les bénéfices futurs.

a) Couverture de marchandises

Au 31 décembre 2001, Energy avait conclu plusieurs contrats à taux plafond et plancher sur gaz naturel totalisant 237 000 milliers de pieds cubes de gaz, au prix minimal de 3,94 $ CA par milliers de pieds cubes et au prix maximal de 4,78 $ CA par milliers de pieds cubes jusqu'au 31 mars 2002. Au 31 décembre 2000, Energy avait conclu des swaps de gaz naturel totalisant 1 002 000 milliers de pieds cubes de gaz au prix moyen de 5,78$ par milliers de pieds cubes jusqu'au 31 octobre 2001.

Si Energy avait dénoué sa position au 31 décembre 2001, elle aurait enregistré un gain de 45 900 $ (une perte de 7,94 M$ en 2000) sur les opérations de couverture du gaz naturel.

Au 31 décembre 2001, Energy avait conclu plusieurs swaps de pétrole portant sur 180 000 barils de pétrole au prix moyen de 24,77 $ (US) par baril jusqu'en mars 2002. Au 31 décembre 2000, Energy avait conclu plusieurs swaps de pétrole portant sur 17 739 barils de pétrole au prix moyen de 31,19 $ (US) par baril jusqu'en mars 2001.

Si Energy avait dénoué sa position au 31 décembre 2001, elle aurait enregistré un gain de 1,2 M$ (95 081 $ en 2000) sur les opérations de couverture du pétrole.

b) Couverture des devises

Aux 31 décembre 2001 et 2000, Energy n'était partie à aucun contrat de change à terme.

c) Juste valeur des éléments d'actif et de passif financiers

La juste valeur des instruments financiers qui sont inscrits au bilan, y compris les emprunts à long terme, est proche de leur valeur comptable en raison de l'échéance rapprochée de ces instruments et du taux préférentiel variable qui s'applique aux emprunts à long terme.

d) Risque de crédit

Une proportion importante des comptes débiteurs d'Energy sont des clients du secteur du pétrole et du gaz naturel et représentent un risque de crédit normal pour ce secteur.

e) Risque de taux d'intérêt

Au 31 décembre 2001, une variation de 1 % des taux d'intérêt sur les emprunts à taux variable entraînerait une augmentation ou une diminution de 592 500 $ du bénéfice net ou de la perte nette avant les impôts sur les bénéfices (257 356 $ en 2000).

14 Renseignements supplémentaires sur les flux de trésorerie

	2001 **$**	**2000** **$**
Paiements en espèces liés aux éléments suivants		
Paiements en espèces		
Intérêts	3 265 931	2 346 730
Distributions relatives à la participation minoritaire	337 877	147 960
Distributions aux porteurs de parts	36 543 928	13 064 245
Impôts sur le capital	576 829	164 230

Au cours de l'exercice, 901 599 parts de la Fiducie ont été émises en contrepartie partielle de l'acquisition d'Alliance Energy Inc. (note 7).

15 Éventualités

Energy est partie à certaines poursuites survenues dans le cours normal des affaires. La direction estime que les pertes qui pourraient découler de ces poursuites n'auraient pas d'incidence importante sur les états financiers.

16 Événements postérieurs à la date du bilan

Contrat de placement pour compte et dépôt d'un prospectus

APF et les placeurs pour compte ont conclu un contrat de placement pour compte en vertu duquel les placeurs pour compte ont convenu d'offrir et la Fiducie a accepté d'émettre et de vendre au plus 3 250 000 parts au prix de 9,75 $ par part. La clôture du placement et l'émission de 3 250 000 parts ont eu lieu le 13 février 2002. Le produit net estimatif de l'émission, déduction faite des frais d'émission et de la rémunération des placeurs pour compte, sera de 29 903 125 $ et sera porté en réduction de la dette à long terme.

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)b) de la *Securities Act* (Saskatchewan) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

   APF Energy Trust (la « Fiducie »)

   Adresse : 144, 4th Avenue S.W., bureau 2100
   Calgary (Alberta)
   T2P 3N4

2. Date du changement important

   Le 13 février 2002

3. Publication du changement important

   Émission du communiqué de presse : le 13 février 2002
   Canada Newswire

4. Sommaire du changement important

   La Fiducie a procédé à la clôture d'une nouvelle émission de 3 250 000 parts de fiducie au prix de 9,75 $ chacune, soit un produit brut de 31 687 500 $, conformément à un prospectus définitif déposé auprès des organismes de réglementation des valeurs mobilières dans tout le Canada.

5. Description complète du changement important

   La Fiducie a procédé à la clôture d'une nouvelle émission de 3 250 000 parts de fiducie au prix de 9,75 $ chacune, soit un produit brut de 31 687 500 $, conformément à un prospectus définitif déposé auprès des organismes de réglementation des valeurs mobilières dans tout le Canada. L'émission a été réalisée dans le cadre d'une prise ferme par un syndicat de preneurs fermes dirigé par Scotia Capitaux Inc. et comprenant Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., Corporation Recherche Capital, Valeurs Mobilières TD Inc. et Corporation de valeurs mobilières Dundee.

   La Fiducie affectera le produit net tiré du placement au versement à APF Energy Inc. d'une redevance sur les propriétés acquises, au fond de roulement de APF Energy Inc., qui sera tout d'abord affecté à la réduction de sa dette bancaire, et, en bout de ligne, au financement des dépenses en immobilisations courantes que APF Energy Inc. pourraient engager dans le cadre d'acquisitions de propriétés et de programmes de mise en valeur.

   La clôture est survenue le 13 février 2002.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé).

   Sans objet.

7. Renseignements omis

   Sans objet.

8. Membre de la direction principale : Steven G. Cloutier
   Vice-président directeur et chef de l'exploitation
   APF Energy Management Inc.
   144, 4th Avenue S.W., bureau 2100
   Calgary (Alberta)
   T2P 3N4

9. Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 13 février 2002

(signé) « Steven G. Cloutier »
Steven G. Cloutier
Vice-président directeur et chef de l'exploitation

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST COMPLETES DIVESTITURE OF MINOR PROPERTIES

September 30, 2002

APF Energy Inc., the operating affiliate of APF Energy Trust, announces that it has today sold various minor properties for a total consideration of $9.0 million. These assets represented mostly smaller, non-operated working interests outside APF's key operating areas. Details of the divestiture are as follows:

Previous year's average daily production	318 boe ($28,300/boe/day)
Established reserves assigned at January 1, 2002	839 mboe ($10.73/boe)
Trailing 12-month cash flow	$1.87 million (4.8 times)

After applying the net proceeds from the sale, APF's bank debt will stand at $61 million on an authorized limit of $100 million.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada. Since inception in late 1996, it has been one of the top performing royalty trusts on the Toronto Stock Exchange, generating an average annual return of 21%.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

September 19, 2002

APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on October 15, 2002, to unitholders of record on September 30, 2002. The ex-distribution date is September 26, 2002. With this payment, APF has declared cumulative distributions of $11.35 per unit, since completing its IPO at $10.00 per unit in December of 1996.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

August 29, 2002

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: APF ENERGY TRUST

We confirm that the following material was sent by pre-paid mail on August 29, 2002 to the registered unitholders of trust units of the subject Corporation:

1. Interim Report for the Period ended June 30, 2002 including Management's Discussion and Analysis.

We also confirm that a copy of the above was mailed to all non-registered unitholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-101.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Andrea Koenig
Assistant Account Manager
Client Services, Stock Transfer

CC: APF Energy Trust
Attention: Steven Cloutier

APF ENERGY TRUST Q2 2002

Interim Report for the Period Ended June 30, 2002

APF ENERGY TRUST continued to demonstrate its ability to acquire high quality assets with the $57 million purchase of Kinwest Resources and its joint venture partner (the "Kinwest Acquisition") during the second quarter of 2002.

HIGHLIGHTS:

- Added 2,100 barrels of oil equivalent ("boe") per day of production via the Kinwest Acquisition
- Increased daily production to a record average 8,070 barrels of oil equivalent per day, marking a 39% increase over Q2 of 2001 and 125% since the first quarter of 2001
- Developed production at the rate of $7,700 per flowing boe, adding 500 boe/d through its optimization and development programs
- Distributed $0.45 per unit during the quarter
- Generated a 33% annualized total return since January 1, 2002

SUMMARY OF OPERATING & FINANCIAL RESULTS

	3 Months Ended June 30		6 Months Ended June 30	
	2002	2001	**2002**	2001
OPERATING				
Daily production (average)				
Oil (bbl)	**4,877**	3,265	**4,520**	2,157
Gas (mcf)	**18,504**	15,022	**17,876**	14,835
NGL (bbl)	**109**	36	**110**	73
Total	**8,070**	5,805	**7,609**	4,702
Production split				
Oil and NGL	**62%**	57%	**61%**	47%
Gas	**38%**	43%	**39%**	53%
Commodity prices (C$)				
Oil (per bbl)	**36.05**	37.71	**32.78**	38.14
Gas (per mcf)	**3.79**	5.77	**3.45**	7.70
NGL (per bbl)	**23.77**	35.32	**21.91**	45.91
Average (per boe, 6 mcf=1boe)	**30.81**	36.35	**27.89**	42.51
FINANCIAL				
($000, EXCEPT PER UNIT/BOE AMOUNTS)				
Revenue	**21,495**	19,014	**38,437**	35,051
Per unit	**1.07**	1.70	**2.06**	3.41
Operating cash flow	**9,892**	9,841	**17,371**	19,004
Per unit	**0.49**	0.88	**0.93**	1.85
Net earnings	**4,429**	5,448	**6,844**	13,252
Per unit	**0.22**	0.49	**0.37**	1.29
Distributable income	**9,689**	9,731	**17,014**	18,802
Per unit	**0.48**	0.87	**0.91**	1.83
Distributions	**9,510**	11,204	**17,500**	17,137
Per unit	**0.45**	0.90	**0.90**	1.63
Operating costs per boe	**6.21**	5.69	**6.03**	5.90
Operating netback per boe	**16.94**	23.36	**16.04**	26.91
Bank debt	**63,000**	48,645	**63,000**	48,645
MARKET				
Units outstanding (000)				
End of period	**22,267**	14,502	**22,267**	14,502
Average	**20,021**	11,202	**18,642**	10,271
Trading				
High ($)	**11.19**	13.40	**11.19**	13.40
Low ($)	**10.08**	9.63	**9.35**	9.63
Close ($)	**10.58**	11.10	**10.58**	11.10
Average Daily Volume	**68,200**	60,400	**66,550**	50,050

GENERAL

The dominant event during the quarter was the completion of the Kinwest Acquisition on May 30, 2002. The transaction, financed with a combination of debt and equity, added 2,100 boe/d mostly in APF's key operating area of Southeast Saskatchewan and pushed average daily production during the period to 8,070 boe. Further production increases will follow in the third and fourth quarters as the full impact of the Kinwest Acquisition is absorbed, rather than only the one month reflected in the second quarter.

OPERATIONS

Most of APF's second quarter drilling activity was focused in Southeast Saskatchewan, where APF continues to develop its oil production at very effective rates.

At Carlyle, APF completed the interpretation of a 3D seismic program. and subsequently drilled a test well to confirm the seismic modeling. This well will be converted to dispose of salt water later in the year. The data led to the drilling and completion of one horizontal Alida oil well which produced at an initial gross daily rate of 390 bbl and is expected to stabilize at 350 bbl (275 net to APF). A second horizontal well was drilled recently and additional wells are planned for later in the year.

At Queensdale, one leaseline horizontal oil well was drilled and placed on production at an initial rate of 300 bbl/d and a stabilized rate of 250 bbl/d (190 net). Follow-up drilling will be undertaken during the third and fourth quarters of this year, once additional 3D seismic data is interpreted.

On the gas side, low-risk development and optimization initiatives continued in two of APF's core areas. At Redwater, APF tied in a 100% interest well that was drilled during the first quarter, resulting in a stabilized production increase of 700 mcf/d. APF plans to recomplete four additional wells by the end of the year.

Meanwhile at Countess, APF's largest gas property, plans were finalized during the second quarter for a 30 well infill program and drilling commenced later in the summer. Nine wells were completed in August and this program is continuing, with production expected to commence during the third and fourth quarters on a rolling basis.

During the second quarter, APF spent approximately $3.8 million on its capital program, resulting in incremental production of 500 boe/d. At a development rate of $7,700 per flowing boe, APF continues to develop its asset base in an efficient and accretive manner. APF's independent engineering consultants had forecasted 2002 capital expenditures at $10.6 million. With continued drilling success it is anticipated that APF's 2002 capital expenditures will reach $17 million.

CORPORATE DEVELOPMENT

Throughout the second quarter the Corporate Development team continued to execute APF's business plan and identified and evaluated both corporate and asset acquisitions. In addition to closing the $57 million Kinwest Acquisition, several smaller strategic acquisitions to consolidate interests were completed. Additional opportunities are continually being evaluated, and APF hopes to complete at least one more significant acquisition as well as a disposition of certain minor properties prior to year end. With ample financial resources available from its credit facilities as well as continued access to the equity market, APF remains well positioned to take advantage of opportunities

FINANCIAL

With the continued growth of the business and the successful development initiatives implemented by APF, a new $100 million borrowing base was established under APF's credit facilities with its banking syndicate, of which $63 million was drawn at June 30, 2002.

APF's risk management program continued to support distributions through a variety of instruments, principally forward sales of production and interest rate swaps.

Taking advantage of the ongoing lower interest rate climate, APF locked-in an average rate of 3.73% (plus applicable stamping fee) on $30.0 million of term debt, with various maturity dates, ranging through to November, 2003. This provides APF with very attractive borrowing costs on a basic amount of debt currently equal to approximately 10% of total capitalization.

On the commodity side, strengthening oil prices have provided APF with the opportunity to sell forward a portion of its oil production well above its January 1, 2002 forecast price of US$20 per bbl. The details of the commodity hedges are set out in Management's Discussion and Analysis.

The combination of accretive acquisitions, firmer oil prices and effective development of the asset base resulted in distributable income for the quarter of $0.48 per unit on a weighted average basis, of which, $0.45 per unit was distributed, resulting in a payout ratio of 94%. On a go-forward basis, management anticipates that the continued commodity price environment and increased production should result in APF continuing to generate monthly distributable income of at least $0.15 per unit in the near term.

During the second quarter, operating costs increased, reflecting work done on some of the newly acquired Kinwest properties. Operating costs were $6.21 per boe, in line with APF's peer group, but higher than the $5.69 reported for the same period last year. Meanwhile, G&A costs were reduced to $1.56 per boe from $1.66 per boe during the same quarter of 2001. This reduction is expected to continue into the year with the completion of the Kinwest Acquisition, which resulted in incremental production of 25%, with less incremental G&A. APF remains one of the highest operators of its own production, with approximately 86% of its daily volumes being operated.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

CORPORATE ACQUISITION

On May 30, 2002, APF Energy Inc. ("APF") closed the acquisition of Kinwest Resources Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). APF and Kinwest were amalgamated effective May 30, 2002, with the resulting entity continuing to carry on business as APF Energy Inc. The financial statements for the second quarter of 2002 reflect production and related revenues and expenses for one month in respect of the Kinwest Acquisition properties. The third quarter will reflect a full three months of operations on the Kinwest Acquisition properties.

PRODUCTION

Production volumes during the second quarter of 2002 averaged 8,070 boe per day, consisting of 18,504 mcf per day of natural gas, 4,877 bbls per day of oil and 109 bbls per day of NGL's. This represents a 39 percent increase from the 5,805 boe per day of production for the same period in 2001 and is attributable to both acquisitions and development drilling. To date, production in the third quarter is higher than the average production for the second quarter of 2002 due to the inclusion of the Kinwest Acquisition for a full calendar quarter.

PRICES

The West Texas Intermediate (WTI) oil price averaged US$26.25 per bbl during the second quarter of 2002, down 6 percent from US$27.84 in the second quarter of 2001. APF realized a price of Cdn$36.05 per bbl prior to hedging during the second quarter of 2002, a 4 percent decrease from the realized price of Cdn$37.71 per bbl received during the same period in 2001.
Natural gas prices were lower during the period, compared to the second quarter of 2001. The average price realized by APF during the second quarter of 2002 was Cdn$3.79 per mcf prior to hedging, a 34 percent decrease from the average price of Cdn$5.77 per mcf realized during the same period of 2001.

HEDGING

The crude oil price realized by APF during the second quarter of 2002 was reduced by Cdn$3.84 per barrel as a result of APF's hedging program. During the second quarter of 2001 there were nominal oil hedges in place resulting in no hedging gains or losses. During the second quarter of 2002, the natural gas price realized by APF was unaffected by its hedging program, compared to a reduction of its realized price of Cdn$0.48 per mcf during the second quarter of 2001. For the balance of 2002, APF has hedged approximately 45 per cent of crude oil production and 11 percent of natural gas production under a variety of contracts.

Oil				Natural Gas			
Period	Volume (bbls/d)	Type	Price (US$/bbl)	Period	Volume (mcf/d)	Type	Price (C$/mcf)
Jul-02	3,000	Swap	20.95	July 02 – Sept. 02	2,100	Collar	4.20-5.80
Aug-02	2,000	Swap	22.11	Oct. 02 – Dec. 02	2,100	Collar	4.20-7.06
Sep-02	1,500	Swap	22.64	Jan. 03 – Mar. 03	2,100	Collar	4.20-8.22
Oct-02	2,500	Swap	25.42				
Nov-02	2,000	Swap	25.31				
Dec-02	2,000	Swap	25.13				
Jan-03	1,000	Swap	25.50				
July 02 – Dec. 02	600	Collar	24.00-25.88				

REVENUE AND CASH FLOW

Revenue for the quarter totaled $21.5 million, compared to $19.0 million for the same period in 2001. The 39% increase in production volumes was partially offset by lower commodity prices. Cash flow from operations totaled $9.9 million for the second quarter of 2002, essentially unchanged from the $9.8 million of cash flow received during the same period last year. Revenue and cash flow for the third quarter of 2002 will benefit from a full three months of production from the Kinwest Acquisition.

NETBACKS

Operating netbacks were 27 percent lower at $16.94 per boe during the second quarter, compared to $23.36 during the same period in 2001, due primarily to lower commodity prices. Royalties, net of Alberta Royalty Tax Credit were 19.9 percent of production revenues prior to hedging losses, compared to 18.9 percent during the same period in 2001. Operating costs for the quarter increased 9 percent to $6.21 per boe, from $5.69 per boe during the second quarter of 2001. The increase is associated with initial field optimization costs associated with the Kinwest Acquisition.

GENERAL AND ADMINISTRATIVE EXPENSES AND MANAGEMENT FEES

General and administrative expenses decreased in the second quarter of 2002 to $1.56 per boe from $1.66 per boe during the same period in 2001. Management fees decreased 29 percent to $0.59 per boe during the first three months from $0.83 per boe for the same period in 2001.

INTEREST EXPENSE

Interest expense decreased to $0.44 million for the second quarter of 2002 from $0.75 million during the same period in 2001. This decrease is due to a combination of lower debt levels and interest rates during the second quarter of 2002 compared to 2001.

DEPLETION AND AMORTIZATION AND SITE RESTORATION

The depletion rate decreased to $9.67 per boe for the second quarter of 2002 from $10.26 per boe for the comparable period in 2001. The site restoration expense for the three months ended June 30, 2002 increased to $0.45 million from $0.30 million in the second quarter of 2001, reflecting the increase in the future estimated costs for site restoration liabilities attributable to recent acquisitions.

TAXES

Capital taxes for the second quarter of 2002 increased to $0.51 million ($0.70 per boe) from $0.35 million ($0.67 per boe) for the same period in 2001.

The recovery of future income taxes for the three months ended June 30, 2002 was $2.2 million, compared to a recovery of $1.3 million for the same period in 2001. As a result of the tax structure between APF and the Trust, future income tax liabilities will not be paid by APF, but will instead be passed on to unitholders along with the income. Accordingly, the future income tax liability will reduce each year and will be recognized as an income tax recovery at that time.

EARNINGS

Net income for the second quarter of 2002 totaled $4.4 million or $0.22 per trust unit, down from $5.4 million or $0.49 per trust unit for the same period in 2001. The decrease is due primarily to lower commodity prices received for the three months ended June 30, 2002 as compared to the same period for 2001.

CASH DISTRIBUTIONS

During the second quarter, APF had $0.48 per unit available for distribution of which $0.45 per unit was distributed, resulting in a payout ratio of 94%. Distributions paid for the same three month period last year amounted to $0.90 per unit, predominantly on the strength of higher commodity prices. The cash distribution for the month of July remained at $0.15 per unit and will continue at $0.15 per unit for the month of August, payable September 15, 2002.

CAPITAL EXPENDITURES

Capital expenditures were $3.8 million during the second quarter of 2002 and $7.6 million for the six months ended June 30, 2002. In addition to the capital development program, property acquisitions net of dispositions during the second quarter totaled $2.7 million and $3.3 million for the six months ended June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2002, bank debt was $63.0 million and working capital was $0.7 million, resulting in net debt obligations of $62.3 million. Following the Kinwest Acquisition, APF's borrowing base was increased to $100 million.

At June 30, 2002, APF had 22.27 million trust units outstanding.

CONSOLIDATED BALANCE SHEETS

	June 30, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current assets		
Cash	$ 2,112,375	$ 2,042,909
Accounts receivable	14,207,520	9,979,202
Other current assets	2,223,593	2,376,422
	18,543,488	14,398,533
Site restoration fund	213,284	29,389
Property, plant and equipment	264,237,047	183,748,484
	$ 282,993,819	$ 198,176,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	14,160,632	10,024,004
Due to APF Management Inc.	352,744	1,087,685
Cash distribution payable	3,340,060	2,337,582
Bank indebtedness (note 4)	63,000,000	—
	80,853,436	13,449,271
Future income taxes	50,605,466	29,430,306
Long-term debt (note 4)	—	59,250,000
Site restoration liability	5,193,025	3,637,539
	$ 136,651,927	$ 105,767,116
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	205,657,834	141,068,870
Retained earnings	31,067,766	24,224,117
Accumulated cash distributions	(90,383,708)	(72,883,697)
	146,341,892	92,409,290
	$ 282,993,819	$ 198,176,406

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(unaudited)	3 months ended June 30		6 months ended June 30	
	2002	2001	2002	2001
REVENUE				
Oil and gas	$ 20,923,169	$ 18,787,598	$ 37,713,699	$ 34,643,769
Royalties expense, net of ARTC	(4,495,220)	(3,669,387)	(8,043,282)	(7,132,811)
Other	572,224	226,432	722,987	406,744
	17,000,173	15,344,643	30,393,404	27,917,702
EXPENSES				
Operating	4,563,257	3,006,867	8,305,936	5,018,047
General and administrative	1,148,736	879,086	2,061,244	1,381,947
Management fee	432,902	436,225	770,671	807,711
Interest on long-term debt	439,745	752,016	964,411	1,147,070
Depletion and amortization	7,104,641	5,418,642	13,398,402	7,203,710
Site restoration	445,299	296,842	918,489	447,241
Capital and other taxes	512,720	351,787	883,962	393,363
	14,647,300	11,141,465	27,303,115	16,399,089
Income before income taxes and minority interest	2,352,873	4,203,178	3,090,289	11,518,613
Provision for (recovery of) future income taxes	(2,169,054)	(1,339,263)	(3,921,028)	(1,939,263)
Income before minority interest	4,521,927	5,542,441	7,011,317	13,457,876
Minority interest	92,624	94,609	167,668	205,953
Net income	4,429,303	5,447,832	6,843,649	13,251,923
Retained earnings - Beginning of period	26,638,463	13,884,534	24,224,117	6,080,443
Retained earnings - End of period	$ 31,067,766	$ 19,332,366	$ 31,067,766	$ 19,332,366
Net income per unit	$ 0.22	$ 0.50	$ 0.37	$ 1.27
Net income per unit - diluted	$ 0.22	$ 0.49	$ 0.37	$ 1.26

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	3 months ended June 30		6 months ended June 30	
	2002	2001	2002	2001
Cash provided by (used in)				
Operating activities				
Net income for the period	$ 4,429,303	$ 5,447,832	$ 6,843,649	$ 13,251,923
Items not affecting cash				
Depletion and amortization	7,104,641	5,418,642	13,398,402	7,203,710
Minority interest	92,624	94,609	167,668	205,953
Future income taxes	(2,169,054)	(1,339,263)	(3,921,028)	(1,939,263)
Site restoration	445,299	296,842	918,489	456,485
Site restoration expenditures	(10,832)	(77,906)	(36,105)	(175,000)
	9,891,981	9,840,756	17,371,075	19,003,808
Net change in non-cash working capital items				
Accounts receivable	(62,135)	(3,327,443)	(1,719,415)	(1,903,404)
Other current assets	382,830	(645,326)	227,622	(1,338,171)
Accounts payable and accrued liabilities	3,290,383	2,518,025	4,188,954	4,004,639
Due to APF Management	(327,054)	505,569	(734,941)	376,932
Cash distribution payable	513,018	1,993,375	1,002,478	2,780,105
	3,797,042	1,044,200	2,964,698	3,920,101
Cash distributions	(9,510,054)	(11,204,164)	(17,500,010)	(17,137,221)
	4,178,969	(319,208)	2,835,763	5,786,688
Investing activities				
Purchase of Alliance Energy Inc.	–	(38,771,287)	–	(39,836,074)
Purchase of Kinwest Energy Inc.	(17,361,190)	–	(17,361,190)	–
Additions to property, plant and equipment	(3,846,694)	(4,178,879)	(7,635,752)	(5,184,694)
Purchase of oil and natural gas properties	(3,335,651)	(40,426,337)	(4,655,711)	(39,420,522)
Changes in non-cash working capital items - accounts payable	1,442,495	438,430	(994,796)	–
	(23,101,040)	(82,938,073)	(30,647,449)	(84,441,290)
Proceeds on sale of properties	637,092	–	1,356,679	–
Site restoration fund reserve	(104,168)	–	(183,895)	–
	(22,568,116)	(82,938,073)	(29,474,665)	(84,441,290)
Financing activities				
Issue of units for cash	–	35,075,000	31,687,500	68,080,000
Issue of units for cash under stock options	318,321	979,545	428,289	979,545
Unit issue costs	(87,770)	(2,286,896)	(1,889,753)	(4,477,324)
Repayment of long-term debt - net	17,900,000	26,908,912	(3,350,000)	14,458,975
Distribution of 1% minority interest	(92,624)	(94,609)	(167,668)	(205,953)
	18,037,927	60,581,952	26,708,368	78,835,243
Change in cash during the period	(351,220)	(22,675,329)	69,466	180,641
Cash - Beginning of period	2,463,595	22,922,201	2,042,909	66,231
Cash - End of period	$ 2,112,375	$ 246,872	$ 2,112,375	$ 246,872

Supplemental information (note 7)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

(unaudited)	3 months ended March 31		6 months ended March 31	
	2002	2001	2002	2001
Oil and gas sales	$ 20,923,169	$ 18,787,598	$ 37,713,699	$ 34,643,769
Other	572,224	226,432	722,987	406,744
Gross overriding royalties and lessor's royalties	(1,803,668)	(1,976,298)	(3,139,631)	(3,468,371)
	19,691,725	17,037,732	35,297,055	31,582,142
Less				
Operating costs	4,563,257	3,006,867	8,305,936	5,018,047
General and administrative	1,098,140	699,033	1,974,707	1,100,937
Management fees	432,902	436,225	770,671	807,711
Debt service charges	439,744	752,016	964,411	1,147,070
Abandonment fund contribution	115,000	87,150	220,000	175,000
Capital and other taxes	512,720	351,787	883,962	393,363
Capital expenditures	3,846,694	3,783,845	7,635,752	5,184,694
Drawdown on credit facilities	(3,846,694)	(3,783,845)	(7,635,752)	(5,184,694)
	7,161,763	5,333,078	13,119,687	8,642,128
Income subject to the Royalty	12,529,962	11,704,654	22,177,368	22,940,014
99% of income subject to the Royalty	12,404,662	11,587,607	21,955,595	22,710,614
Crown charges, net of the Alberta Royalty Tax Credit	(2,664,638)	(1,676,158)	(4,854,616)	(3,627,796)
General and administrative costs of the Trust	(50,595)	(180,053)	(86,536)	(281,010)
	9,689,429	9,731,396	17,014,443	18,801,808
Repayment of capital (working capital reserve)	(179,375)	1,472,768	485,567	(1,664,587)
Cash distributed and available to be distributed	9,510,054	11,204,164	17,500,010	17,137,221
Cash distributed to date	6,169,994	6,853,400	14,159,950	12,786,457
Cash distribution payable	$ 3,340,060	$ 4,350,764	$ 3,340,060	$ 4,350,764
Actual cash distribution declared per unit	$ 0.450	$ 0.900	$ 0.900	$ 1.625
Opening accumulated cash distributions	$ 80,873,654	$ 41,505,903	$ 72,883,698	$ 35,572,846
Distribution declared and paid	6,169,994	6,853,400	14,159,950	12,786,457
Distribution declared and payable	3,340,060	4,350,764	3,340,060	4,350,764
Closing accumulated cash distributions	$ 90,383,708	$ 52,710,067	$ 90,383,708	$ 52,710,067

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 (unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, APF adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation which apply to rights granted on or after January 1, 2002. APF has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements. The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of oil and natural gas properties. Therefore it is not possible to determine a fair value for the rights granted under the plan.

3. KINWEST ACQUISITION

Effective May 30, 2002, APF Energy acquired all of the issued and outstanding shares of two private corporations, Kinwest Resources Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). The transaction has been accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Net assets acquired:

Cash	$(3,045,701)
Working capital	1,641,226
Property, plant and equipment	82,952,180
Debt assumed	(7,100,000)
Site restoration liability	(673,102)
Future income taxes	(25,096,188)
Total net assets acquired	$48,678,415

Financed by:

Cash	13,042,044
Trust units issued	34,362,927
Acquisition cost - due to related party	838,642
Acquisition costs	434,802
Total	$48,678,415

4. BANK INDEBTEDNESS

In accordance with the CICA Abstract on loans secured by demand notes that cannot be converted to a term loan, the entire amount outstanding on APF's demand credit facility has been classified as a current liability on the balance sheet. This classification is being adopted to adhere to the CICA Abstract and is not indicative of a change in the operations or financial status of APF. There are currently no debt repayments scheduled to be made during the next twelve months.

In conjunction with the Kinwest acquisition, the borrowing base for the credit facility increased to $100 million.

The bank indebtedness is secured by a $175 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

5. FINANCIAL INSTRUMENTS

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at June 30, 2002. The estimated market value at June 30, 2002, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $1.6 million.

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2002	July to Dec.	Crude oil	Swap	2,005 bbls	US$23.27
2002	July to Dec.	Crude oil	Collar	600 bbls	US$24.00 to US$25.88
2002	July to Dec.	Natural gas	Costless collar	2,100 mcf	C$4.20 to $6.43
2003	January	Crude oil	Swap	1,000 bbls	US$25.50
2003	Jan. to March	Natural gas	Costless collar	2,100 mcf	C$4.20 to $8.22

Subsequent to June 30, 2002, APF entered into the following hedging contracts:

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2002	Nov. to Dec.	Crude oil	Swap	550 bbls	US$26.12

6. UNITHOLDERS EQUITY

	June 30, 2002		December 31, 2001	
Trust Units	Number of Units	$	Number of Units	$
Balance - Beginning of period	15,583,880	141,068,870	7,139,357	57,704,112
Issued to acquire Alliance	–	–	901,599	9,061,070
Issued for Kinwest Acquisition	3,385,510	34,362,927	–	–
Issued for cash	3,250,000	31,687,500	7,430,500	78,394,000
Cost of units issued	–	(1,889,752)	–	(5,080,804)
Issued on exercise of options	47,678	428,289	112,424	990,492
	22,267,068	205,657,834	15,583,880	141,068,870

The per unit calculations for the three month period ended June 30, 2002 were based on weighted average trust units outstanding of 20,020,971 (June 30, 2001 - 11,201,675). In computing diluted net income per unit, 52,927 units were added to the weighted average number of units outstanding during the period ended June 30, 2002 (June 30, 2001 - 54,642) for the dilutive effect of employee options to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended June 30, 2002, 15,000 options were granted to employees to purchase trust units. At June 30, 2002, there were 630,461 trust unit options outstanding, of which 81,488 were exercisable.

	June 30, 2002		December 31, 2001	
Trust Unit Options	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance- Beginning of period	330,540	$ 9.32	221,407	$ 8.38
Granted	384,833	9.77	276,723	9.94
Exercised	(47,678)	8.98	(112,423)	8.81
Cancelled	(37,234)	11.14	(55,167)	9.61
Balance - End of period	630,461	9.51	330,540	9.32
Exercisable - End of period	81,488	8.88	5,704	8.17

7. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Cash payments related to certain items				
Interest	$ 297,664	$ 485,626	$ 832,425	$ 995,062
Distributions to minority interests	75,044	111,344	86,151	126,873
Distributions to unitholders	8,997,036	9,210,789	16,497,532	14,357,116
Capital taxes	313,073	351,787	645,108	378,226
Non-Cash Transactions				
Issue of units for Alliance Energy Inc	–	9,061,070	–	9,061,070
Issue of units for Kinwest Acquisition	34,362,927	–	34,362,927	–
Future taxes	21,399,789	27,650,852	21,399,789	27,650,852
	55,762,716	36,711,922	55,762,716	36,711,922
Property, plant and equipment	(55,762,716)	(36,711,922)	(55,762,716)	(36,711,922)

CORPORATE INFORMATION

HEAD OFFICE

2100, 144 – Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Internet: www.apfenergy.com
E-mail: invest@apfenergy.com

FIELD OFFICE

2100 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

DIRECTORS AND OFFICERS OF APF ENERGY INC.

Donald Engle, Independent Director
and Chairman of the Board[1][2][3]

William Dickson, Independent Director[1][3]

Daniel Mercier, Independent Director[2]

Martin Hislop, Director[1]
Chief Executive Officer

Steven Cloutier, Director[2]
President and Chief Operating Officer

Alan MacDonald
Vice President, Finance

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President, Corporate Development and Land

Christian Buck
Vice President, Exploration

[1] *Member of Audit Committee*
[2] *Member of Compensation Committee*
[3] *Member of Reserves Committee*

LEGAL COUNSEL

Parlee McLaws
Calgary, Alberta

BANK

National Bank of Canada
Calgary, Alberta

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

TRUSTEE, REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: AY.UN